For Immediate Release
From:
Ameritrans Capital Corporation
For more information contact:
Gary C. Granoff
(800) 214-1047

Ameritrans Capital Corporation Reports Termination of Executive Officer

New York, New York, May 21, 2007 – Ameritrans Capital Corporation (NASDAQ: AMTC, AMTCP) reported that effective as of May 18, 2007, Steven Etra's employment as Vice President was terminated without cause by the Company and its wholly owned subsidiary Elk Associates Funding Corporation. Pursuant to the terms of Mr. Etra's employment agreement, he was paid a lump sum severance payment of $84,500 plus $14,625 payable to his Simplified Employee Plan which represents his final contribution under the Plan. Mr. Etra will remain a member of the Board of Directors of both Ameritrans and Elk.

Ameritrans Capital Corporation is an internally managed, closed-end investment company that has elected to be regulated as a business development company ("BDC") under the Investment Company Act of 1940, as amended. Ameritrans originates, structures and manages a portfolio of medallion loans, secured business loans and selected equity securities. Ameritrans' wholly owned subsidiary Elk Associates Funding Corporation is licensed by the United States Small Business Administration as a Small Business Investment Company (SBIC) in 1980. The Company maintains its offices at 747 Third Avenue, 4th Floor, New York, NY 10017.

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This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those presently anticipated or projected. Ameritrans Capital Corporation cautions investors not to place undue reliance on forward-looking statements, which speak only as to management's expectations on this date.